Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, March 30, 2020 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2019.

Bonso reported a net loss for the six-month period ended September 30, 2019, of $0.59 million, or $0.13 basic loss per share, as compared to a net loss of $0.09 million, or $0.02 basic loss per share, posted during the six-month period ended September 30, 2018. Net revenue for the six-month period ended September 30, 2019, decreased 21.7% to $4.4 million from $5.6 million for the six-month period ended September 30, 2018. The decreased net income resulted principally from the decline in revenue related to the Company’s scales, electronic pet products, and the decline in rental income for the six-month period ended September 30, 2019.

Mr. Andrew So, President and CEO stated: “Our net revenue during the six-month period ended September 30, 2019 decreased as a result of reduced sales of electronic products, and a decline in rental income after the lease of our Shenzhen factory terminated in January 2019. We are continuing our efforts to develop and manufacture new products for our customers and for our own sales. We anticipate that demand for our products will most likely decline during the next fiscal year due to the worldwide impact of the COVID 19 virus outbreak. We are working closely with our customers to coordinate our manufacturing with the changes in their requirements and demand for the products that they sell.”

Further, Mr. Andrew So stated: “The rental agreement for leasing out our Shenzhen factory to a third party terminated in January 2019. The Company and its development partner have obtained some of the governmental approvals for the redevelopment of the Shenzhen factory, and we expect to obtain the remaining approvals by September 2020. The reconstruction is expected to take three to four years. We continue to believe the redeveloped property will generate substantial future rental revenue for the Company.”

Mr. So noted the Company’s balance sheet remains strong. The Company’s total cash position at September 30, 2019 was approximately $7.0 million, or approximately $1.5 per share, and the Company’s current ratio was 2.0 at September 30, 2019.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also continuing the process to obtain the necessary approvals to redevelop the land upon which its Shenzhen factory is located. For further information, visit the Company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release that relate to the redevelopment of our old Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

-- Tables to Follow –

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2019	2019
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	7,527	6,999
Trade receivables, net	600	688
Other receivables, deposits and prepayments	1,341	1,525
Inventories, net	829	470
Income tax recoverable	5	5
Financial instruments at fair value	102	1,025
Total current assets	10,404	10,712

Investment in life settlement contracts	153	155
Other intangible assets	2,338	2,064
Property, plant and equipment, net	9,591	8,749
Total assets	22,486	21,680

Liabilities and stockholders’ equity

Current liabilities
Bank loans - secured	445	1,338
Accounts payable	443	918
Contract liabilities	17	0
Accrued charges and deposits	3,168	3,088
Payable to affiliated party	54	0
Current portion of capital lease obligations	28	18
Total current liabilities	4,155	5,362

Capital lease obligations, net of current portion	5	0
Long-term deposit received	692	592
Long-term loan	2,485	2,399

Total liabilities	7,337	8,353
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2019 - 5,543,639; Sep 30, 2019 - 5,543,639	17	17
outstanding shares: Mar 31, 2019 - 4,670,773; Sep 30, 2019 - 4,644,920
Additional paid-in capital	22,474	22,474
Treasury stock at cost: Mar 31, 2019 - 872,866; Sep 30, 2019 - 898,719	-2,773	-2,841
Accumulated deficit	-6,492	-7,080
Accumulated other comprehensive income	1,923	757

	15,149	13,327

Total liabilities and stockholders’ equity	22,486	21,680

Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2018	Six months ended September 30, 2019
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	5,631	4,409
Cost of revenue	-3,602	-3,448
Gross profit	2,029	961

Selling, general and administrative expenses	-2,099	-2,058
Other income, net	16	82
Loss from operations	-54	-1,015
Non-operating (expenses) / income, net	-34	427

Loss before income taxes	-88	-588
Income tax expense	0	0
Net loss	-88	-588

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-1,424	-1,166
Comprehensive loss	-1,512	-1,754

Earnings / (loss) per share

Weighted average number of shares outstanding	4,715,384	4,644,920
Diluted weighted average number of shares outstanding	4,715,384	4,644,920

Loss per common share (in U.S.Dollars)	-0.02	-0.13
Loss per common share (in U.S.Dollars) - assuming dilution	-0.02	-0.13